FORM 4
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                              Meilahn, David E.
                                                                      P.O. Box 968
                                                                      Lake Stevens, WA 98258
2. Issuer Name and Ticker or Trading Symbol:                          Mariculture Systems, Inc.
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                                           06/01
5. If Amendment, Date of Original:                                    N/A
6. Relation of Reporting Person to Issuer                             X Director
                                                                      X 10% owner
                                                                      X Officer (Title): President
                                                                      _ Other (Specify)
                X Filed by One Reporting Person.
                _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                     Common Stock                   Promissory Note
2. Transaction Date                                       06/01                          01/02/01
3. Transaction Code                                       J
4. Securities Acquired (A) or Disposed (D): Amount:       1,026,069
                                            A or D:       A
                                            Price:        $1,126,069
5. Amount of Securities Beneficially Owned at end
of Month:                                                 3,392,329                      $51,970.97
6. Ownership Form;                                        D- 3,252,790                   D- $21,970.00
Direct (D) or Indirect (I):                               I - 139,539                    I- $30,000.97
7. Nature of Indirect Beneficial Ownership:               95,966 shares in self          $30,000.97 Promissory
                                                          directed IRA account.          Notes  ($14,400.97,
                                                          17,400 shares owned by         $10,600.00 and
                                                          wife 26,173 shares in self     $5,000.00) owed by wife.
                                                          directed IRA account of
                                                          wife.

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

ABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                                     N/A
2.  Conversion or Exercise Price of Derivative Security:
3.  Transaction Date (M/D/Y):
4.  Transaction Code:
                   V:
5.  Number of Derivative Securities Acquired (A) or Disposed of (D):
6.  Date Exercisable:
     Expiration Date:
7.  Title of Underlying Securities:
    Amount or number of Shares:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially Owned  at end of
    Month:
10. Ownership of Derivative Securities;
    (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:

Mr. Meilahn was issued 1,000,000 shares in connection with assignment of the SARGO patent and 26,069 shares in exchange for expenses due him by the Company.




/s/ David E. Meilahn                                      Date: 08/13/2001
--------------------------------
David E. Meilahn
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).